FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 8, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

The attached Code of Conduct and Ethics for Employees and Directors
replaces the Code of Conduct and Ethics
that was filed under Form 6-K on January 25, 2006.

Code of Conduct and Ethics

for Employees and Directors

Right, Legal and Fair

TD Bank Financial Group

Code of Conduct and Ethics for Employees and Directors
TD Bank Financial Group

© 2005. All rights reserved.
Reproduction of this work in whole or in part is prohibited.

December 2005

Table of Contents

Introduction and Summary	1

1) Respect for the Law	2
Making the Right Decision	2

2) Personal Integrity	2
A. Criminal Record	2
B. Excessive Personal Debt	2
C. Accepting Gifts	2
D. Alcohol and Substance Abuse	3
E. Harassment and Discrimination in the Workplace	4
F. Use of the Internet, Email and Electronic Media	4
G. Irregular Business Conduct	4
Bribery	4
Commission Sharing	4
Theft	4
Falsifying Records	5
Money Laundering and Kiting	5
Terrorism	5
Tied Selling	5
Insider Trading or Tipping	5
Trading Accounts	6
H. Dealing with TDBFG Assets	6
I. TDBFG Brand	6
J. Copyrighted Material	7
K. Reasonable Expenses	7
L. Cooperating with Investigations	7

3) Conflicts of Interest	7
A. Ethical Conduct	7
B. Conflicts Arising from Personal Benefit	7
C. Corporate Opportunities	8
D. Relationships in the Workplace	8
E. Conducting Financial Transactions for Yourself or Involving Those in a Close Personal Relationship	8
F. Executorships, Agencies and Powers of Attorney	9

i

G. Personal Borrowing and Lending	9
H. Recommending Service Providers to Customers	9
I. Disclosing Interest and Abstaining from Participation	9
J. Directorships and Outside Business Interests	9
K. Political Contributions	10

4) Confidentiality of Information	10
A. Customer Information	10
B. Protecting Employee Privacy	10
C. Computer Systems Security	11

5) Disclosure of TDBFG Information	11

6) Appearance and Courtesy	12

7) Compliance with the Code of Conduct	12
A. Your Responsibilities	12
B. Failure to Comply	12
C. Other Requirements	13
D. Waivers	13
E. Annual Attestation	13

ii

Introduction and Summary

As a responsible business enterprise and corporate citizen, TD Bank Financial Group (TDBFG) is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness and professionalism - in every respect, without exception, and at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. This Code of Conduct and Ethics applies to every employee and director of TDBFG (where the director is acting in the capacity of a representative of TDBFG). Every employee and director is expected and required to assess every business decision and every action on behalf of the organization in light of whether it is right, legal and fair. This applies at all levels of the organization, from major decisions made by the Board of Directors of The Toronto-Dominion Bank (TD Bank) to day-to-day transactions in branches. It also applies to all TDBFG wholly-owned subsidiaries around the world. The following Code is intended to help you meet these expectations and make such assessments.

The Code establishes the standards that govern the way we deal with each other, our shareholders, customers, suppliers and competitors. Where necessary, reference is made to formal TDBFG policies in specific areas. In addition, certain businesses in TDBFG have supplementary codes of conduct and policies that apply to their employees or directors that must also be complied with. Within this framework, employees and directors are expected to exercise good judgment and be accountable for their actions.

For employees, compliance with this Code is part of your employment contract with TDBFG. All employees and directors are required to review and attest to compliance with this Code on an annual basis.

In any situation where the appropriate conduct is unclear or ambiguous, employees must seek the advice of their manager or Human Resources relationship manager. Furthermore, employees and directors are obliged to report, in a timely fashion, any violations of the Code they may witness or reasonably suspect. Reporting in good faith possible violations by others will not subject you to reprisal. In fact, it's against the law to retaliate against someone for reporting suspected unethical or illegal conduct.

1) Respect for the Law

Making the Right Decision
Concern for what is right should be the first consideration in all business decisions and actions, and that includes compliance with the law. You should be aware of all laws and regulations relating to the business activities of TDBFG in the jurisdiction in which you work, and observe them at all times. Never enter into any transaction or perform any task that could reasonably be considered legally suspect, even if it might be common practice in your country or area. If in any doubt at all, seek advice from your manager or Human Resources relationship manager.

2) Personal Integrity

A. Criminal Record
If you are convicted of a criminal offence for which no pardon has been granted, you must inform your Human Resources relationship manager. There may be employment consequences as a result of your conviction.

B. Excessive Personal Debt
Employees are expected to ensure they can meet their financial obligations from their salary and other personal assets. If you are having personal financial difficulties, you must discuss them with your manager or your business head. You must also inform your Human Resources relationship manager, who may arrange financial counselling.

C. Accepting Gifts
Do not accept any personal gifts, loans, services, accommodations, favours, or other benefits having more than nominal value from anyone doing or seeking to do business with TDBFG, whether you stand to benefit personally or not. Also, you must not solicit any personal gift of any size under any circumstances. In determining whether a gift is of nominal value, consider whether the gift could reasonably be construed as an attempt to influence your behaviour or that of TDBFG, as well as the value of the gift in relation to your personal situation. In this regard, it is also important to consider the circumstances, nature and timing of the gift.

Gifts of nominal value may be accepted provided they:

•	are not in cash or readily convertible to cash (such as securities, cheques, gift certificates or money orders);

•	are consistent with accepted business practice;
•	cannot be construed as an attempt to influence; and
•	do not contravene any law and would not compromise your integrity or that of TDBFG.

Offers of gifts that could be considered to have more than nominal value must be declined. If in any doubt in this area, you must contact your manager or Human Resources relationship manager for guidance.

To help you interpret these rules, here are some examples:

1.
Having lunch or dinner with a supplier of services to TDBFG would not normally be prohibited even though the supplier is likely trying to maintain or extend the services, provided that the lunch or dinner is consistent with accepted business practices.

2.
Events that involve travel or overnight accommodation paid for by the supplier would not be acceptable, even where there is arguably an educational element. If the educational element is worthwhile, it should be funded by TDBFG subject to the usual required approvals.

3.
Attending local sporting and other events with a supplier would generally be acceptable, subject to being reasonable and consistent with accepted business practices. Accepting tickets to events for personal use should be subject to the guidance for other gifts provided above. If in doubt, ask in advance.

D. Alcohol and Substance Abuse
TDBFG is committed to providing a work and business environment that is free of alcohol and drug abuse. Accordingly, employees are required to comply with the TDBFG Alcohol and Substance Abuse Policy.

The following conduct is prohibited:

•	consuming alcoholic beverages in quantities that affect work performance or impair your judgment during working hours;

•
consuming, providing or serving alcoholic beverages in TDBFG's business offices or branches, except when approved by a Senior Vice President of the business or the head of Human Resources for that business; and

•	consuming, possessing, selling or distributing illegal substances, especially while in TDBFG premises, at any TDBFG function, or at any time when you could be identified as a TDBFG employee.

E. Harassment and Discrimination in the Workplace
TDBFG is committed to conducting all its affairs with fairness and equity, and this includes the treatment of employees, shareholders, customers, suppliers and competitors. Any behaviour that could be construed as harassment or discrimination on the grounds of sex, race, national or ethnic origin, colour, religion, age, disability, marital status, family status, sexual orientation or criminal convictions from which a pardon has been granted, will not be condoned. You must comply with the TDBFG Respect in the Workplace Policy.

F. Use of the Internet, Email and Electronic Media
Knowingly transmitting, viewing, generating, printing, retrieving, downloading or storing any communication of a discriminatory, defamatory, obscene, damaging (such as viruses), threatening or harassing nature, or any material that is inappropriate for the business environment (such as sexually oriented literature or pictures, or chain letters), is prohibited. You are also prohibited from disclosing confidential or proprietary information about or belonging to TDBFG for any purpose that is illegal, against TDBFG policy or contrary to the best interests of TDBFG. Employees must comply with the TDBFG Internet, eMail & Electronic Media Policy.

G. Irregular Business Conduct
Irregular business conduct (which includes any criminal, fraudulent or illegal conduct, any impropriety, lack of professional responsibility or dishonesty) will not be tolerated under any circumstances. Such conduct may not only be subject to internal disciplinary action but may also lead to criminal prosecution or civil suit. Examples of such conduct include:

•	Bribery - Engaging in any act that can be perceived as giving or receiving a bribe or other questionable payment.

•
Commission Sharing - The sharing of commissions such as finders fees or secret commissions with any other employee or director, agent or broker who is not licensed to buy or sell the security or instrument in question, or who is not part of an established commission-sharing program.

•	Theft - Defalcation, embezzlement or misappropriation of funds or property belonging or entrusted to TDBFG.

•
Falsifying Records - Making entries to any account which are either false or obscure the true nature of the transaction, or allowing such entries to be made. You must not establish or operate, for any purpose, an account on the books of TDBFG that cannot withstand the closest public scrutiny of its propriety. Also, you must not manipulate or falsify any TDBFG financial statement, record or return.

•
Money Laundering and Kiting - Money laundering involves making profits derived from criminal activity appear as if they came from legitimate business activity. It is a criminal offence, and knowingly failing to report a suspected money laundering scheme is also a criminal offence. Kiting is inflating the balance in an account with artificial funds.

Employees must not knowingly initiate or be party to a money laundering or kiting scheme. You will be considered to have been party to such a scheme if it is evident that you knew or ought to have known of the activity. Suspicious money laundering situations must be reported to the Financial Intelligence Unit of Corporate Compliance by completing an Unusual Transaction Report.

•
Terrorism - TDBFG is committed to complying fully with the United Nations Suppression of Terrorism Regulations. No employee shall deal, directly or indirectly, with any person or group known or reasonably known to be involved in or supporting terrorism activities of any kind. Suspicious situations must be reported to the Anti-Money Laundering Group or Corporate Security and Investigation.

•
Tied Selling - Coercing or imposing undue pressure on a customer, as a condition of approving a request for a TDBFG product or service, to buy another product or service or to transfer other business to TDBFG.

•
Insider Trading or Tipping - Insider trading is purchasing or selling securities of a public company using material, non-public information about that company. Tipping is providing material, non-public information about a public company to another person, other than in the necessary course of business. Information is material if it would reasonably be expected to have a significant effect on the value of securities of the company. Examples of material information include:

- a significant acquisition, sale, merger, contract or takeover bid;
- a change in the general character or nature of a company;

- a change in a company’s capital structure; or
- earnings information or information about a dividend declaration that is not available to the public.

Employees or directors who either possess or have access to material, non-public information about TDBFG or its customers or business partners are prohibited by law from trading in securities of those entities, or relaying the information to others who do not have a “need-to-know” the information. You must comply with the TDBFG Disclosure Policy , as well as the TDBFG Firewalls Policy and Procedures and Windows Policy, as applicable.

•
Trading Accounts - Employees must not open or operate a trading account in the name of any TDBFG business unit with any broker or investment dealer, or knowingly allow a broker to do so, without the prior written approval of their regional office or business head.

H. Dealing with TDBFG Assets
You must make every effort to protect all TDBFG property and assets from harm, loss or misuse, especially those that are in your custody or control and are your responsibility. These may include cash, negotiable instruments such as drafts, money orders, securities or certificates, premises, equipment, bank records, customer or employee information, or computer resources and information systems. They also include all information between TDBFG and its customers, employees or business partners, which must be kept secure from third parties. TDBFG property may be used only for the purpose of executing your accountabilities with TDBFG.

I. TDBFG Brand
TDBFG communications materials must not be used for personal reasons (except as permitted under the TDBFG Internet, Email & Electronic Media Policy) as this could lead to a misunderstanding and possibly damage TDBFG's reputation. Specifically, TDBFG stationery (including forms, letterhead and envelopes), faxes where the name, address or phone number of any TDBFG company, business or department appears on the fax, or emails (paper or electronic copies) where the @website is a TDBFG website, must be used solely for TDBFG business purposes. Incidental use of such material (such as a fax cover sheet), where you make it clear in the communication that it is from you personally, may be allowed with prior permission from your manager.

J. Copyrighted Material
Software, videos and other copyrighted material and video reproduction and use are subject to applicable copyright laws and penalties for misuse. You must comply with those laws.

K. Reasonable Expenses
Employees are required to comply with the TDBFG Expense Policy. You must incur only reasonable expenses. You are entitled to claim expenses actually incurred for TDBFG business within TDBFG guidelines.

L. Cooperating with Investigations
All employees and directors are required to cooperate with Audit Division, Corporate Security and Investigation, Legal Division, Compliance, Human Resources Department and other areas of TDBFG which may, from time to time, audit or investigate issues within TDBFG. This includes attending all necessary meetings, accurately and fully answering all questions and maintaining the confidentiality of the investigation. Further, you may not in any way obstruct, hinder or delay any internal investigation.

3) Conflicts of Interest

A. Ethical Conduct
TDBFG exercises the highest degree of ethical corporate conduct and recognizes that customers and the public have a right to openness and honesty in all their dealings with us. As a representative of TDBFG, you must conduct yourself in a manner that demonstrates commitment to the highest standards of personal integrity, and in ways that respect the reputation and position of trust placed upon TDBFG. You must be fair and honest in all your dealings with TDBFG shareholders, customers, suppliers, competitors and employees. You must also not knowingly induce an employee of another organization to breach that organization's code of conduct.

B. Conflicts Arising from Personal Benefit
A conflict may arise where you have reason to act in a manner that is not in the best interests of TDBFG or our shareholders. Often this is because you, a friend, a relative or someone with whom you have a close personal relationship, stands to benefit from the action in some way. For purposes of this section and the ones that follow, “relatives” include a spouse (including a common-law spouse or partner), parent, child or other relative (including in-laws) of your spouse or partner.

You must avoid acting in a manner that is not in the best interests of TDBFG or our shareholders. You must also avoid situations that might give the appearance of a conflict of interest, whether or not it actually exists. Conflicts of interest or perceived conflicts of interest must be reported in accordance with this Code.

C. Corporate Opportunities
You must not use TDBFG property or information or your position in the organization for personal gain, to compete with the organization, or to take advantage of opportunities that are discovered in the course of conducting TDBFG business. You are expected to advance the legitimate interests of TDBFG whenever the opportunity arises. In specific cases, however, a personal opportunity may be approved provided that it is disclosed in advance and in writing to your Human Resources relationship manager (or, in the case of the chief executive officer or a director, to the Board of Directors of TD Bank) and is determined not to be material.

D. Relationships in the Workplace
You must not give to or receive from any friend, relative or someone with whom you are involved in a close personal relationship, any special consideration relating to employment or conditions of employment. Your business decisions must be based on sound ethical business practices, and your human resources decisions must be based on sound management practices and not be influenced by personal concerns.

If you have a supervisory/subordinate (subordinate includes anyone with a direct or indirect reporting relationship) or dual custodial relationship with a relative or someone with whom you have a close personal relationship, you must report that relationship to your manager and your Human Resources relationship manager. If the potential for a real or perceived conflict of interest exists, one of the parties may be relocated.

E. Conducting Financial Transactions for Yourself or Involving Those in a Close Personal Relationship
To avoid any real or perceived conflict of interest, you must not act in a lending capacity or complete financial transactions for yourself, a relative or someone with whom you are involved in a close personal relationship. In addition, all of your financial transactions must be processed by another employee over whom you have no authority, and this person must perform the same due diligence as they would for a non-employee customer.

F. Executorships, Agencies and Powers of Attorney
Employees must not act in the capacity of executor, agent, trustee, attorney or in any other fiduciary capacity for a TDBFG customer, other than a customer who is a relative of the employee.

G. Personal Borrowing and Lending
Employees must not borrow from or lend personal funds to another employee in an amount that is more than nominal value. Also, employees must not borrow from or lend any personal funds to a customer (other than a relative) where the transaction or the terms of the transaction are out of the ordinary course of that customer's business.

H. Recommending Service Providers to Customers
Occasionally a customer may ask an employee to recommend an external service provider such as an accountant, lawyer or real estate agent. You may provide the names of several external service providers but may not recommend any particular one.

I. Disclosing Interest and Abstaining from Participation
To avoid any real or perceived conflict of interest, you must disclose any interest you have in a material contract or proposed material contract involving TDBFG in which you may have some influence or perceived interest. If you are an officer or director of an entity that is party to any such contract, that must also be disclosed. These disclosures must be made at the earliest opportunity to your manager (or, in the case of the chief executive officer or a director, to the Board of Directors of TD Bank).

In addition, you must not have or be reasonably perceived to have influenced a decision with respect to a material or proposed material contract in which you have an interest described above.

J. Directorships and Outside Business Interests
Employees must comply with the TDBFG Directorships and Outside Business Interests Guidelines. Employees below the level of executive vice president may not enter into any directorship, office, trade or business outside of TDBFG without receiving the prior consent of senior management. Employees at or above the level of executive vice president require the consent of senior management and the Corporate Governance Committee of the Board of Directors of TD Bank before doing so.

Volunteering to assist in a charitable or not-for-profit activity (such as the United Way or an executive of a sports team) does not require approval unless that organization is a customer of TDBFG and you have management or other decision-making authority or administrative responsibilities.

K. Political Contributions
Employees and directors may make personal political contributions and charitable donations at their discretion. However, you must not commit TDBFG to a political or charitable contribution without prior approval from Corporate and Public Affairs. If you hold a position in a political organization which may influence the financial needs of that organization, or if you are asked to conduct financial transactions on that organization's behalf, Human Resources may review this relationship to ensure that there is no perception of influence.

4) Confidentiality of Information

A. Customer Information
Customer information must be kept private and confidential. You must not discuss or disclose any customer information to anyone outside TDBFG unless you are required to disclose by law, you are authorized to disclose by the customer or you are directed to disclose in circumstances described in TDBFG polices and procedures. When dealing with customer information, you must comply with the TDBFG customer privacy code Protecting Your Privacy and the Employee Guide to TD's Privacy Code.

B. Protecting Employee Privacy
TDBFG is permitted to collect, use and disclose employee personal information for employment administration purposes. Employees with access to employee personal information must not collect, use or disclose that information except in accordance with the TDBFG employee privacy policy - Privacy and Protection of Employee Information, and the TDBFG Employee Privacy Code.

C. Computer Systems Security
Employees using TDBFG computer systems and accessing TDBFG information must be clearly identified at all times. In addition, access to passwords must be strictly controlled. It is your responsibility to take the necessary steps to protect your logon id, password, digital signature or other means you use to identify yourself to the TDBFG computer network. This also applies to access given to third parties or agents through any shared system or direct access to TDBFG systems.

Communication conducted over TDBFG's internal network or any external network is not considered private. Communication conducted over external networks must be protected from unauthorized access (for example, with encryption). When communicating via TDBFG's internal network, you should consider the sensitivity and confidentiality of the information. All computer hardware, software, email, voicemail and internet accounts provided to employees are the property of TDBFG and may be monitored and accessed by authorized TDBFG representatives at any time. In addition, all information stored, processed or transmitted on any TDBFG system or network, or external system used by TDBFG to conduct business, is considered the property of TDBFG.

You must exercise vigilance in protecting TDBFG systems against computer viruses.

5) Disclosure of TDBFG Information

TDBFG is committed to providing timely, accurate and balanced disclosure of all material information about TDBFG to the widest possible audience at all times, and is also committed to transparency in its reporting to shareholders and the public. Employees, directors and all others who speak on behalf of TDBFG are required to comply with the TDBFG Disclosure Policy.

6) Appearance and Courtesy

To customers, the individual employees with whom they come in direct contact represent TDBFG. Some businesses in TDBFG have formal dress code policies, and you should abide by them if they apply in your particular business. In any case, your choice of work attire should be guided by what is appropriate for your customers. It must be neat and clean and conform to the established dress standards of your business, having regard to personal hygiene and grooming. You must be courteous and respectful in all dealings with the public and other employees and in all other business relationships.

7) Compliance with the Code of Conduct

A. Your Responsibilities
Safeguarding the reputation of TDBFG in general, and complying with this Code in particular, is the responsibility of every employee and director of TDBFG, in every job and at every level, and at all times. If you become aware of or suspect any violation of the Code by any employee, you have a responsibility to report it immediately to your manager, your business head, your Human Resources relationship manager, your regional office, the Employee Ombuds Office, or Corporate Security and Investigation, as the circumstances require. Should you become aware of or suspect any violation by an executive officer (other than the general counsel) or a director, it should be reported to the general counsel. Any suspected violation by the general counsel should be reported to chief executive officer. Failure to report any breach of the Code may have serious consequences for you as well as for the offender.

B. Failure to Comply
For employees, compliance with this Code at all times is a condition of your employment. Therefore, it is your responsibility to be aware of and understand its provisions as well as other applicable TDBFG policies, including those specifically identified in this Code. Failure of an employee to comply with the Code and those policies may result in disciplinary action up to and including termination of employment. Directors of TDBFG are also required to comply with the Code. Failure of a director to comply with the Code will be dealt with in accordance with the policies and procedures of the Board of Directors of TD Bank.

C. Other Requirements
The Code does not attempt to deal specifically with all aspects of the conduct required of TDBFG employees and directors. Situations may arise where it is difficult for you to determine with certainty the correct action to follow. In such an event, consult with a more senior TDBFG manager or your Human Resources relationship manager (or in the case of a director, the general counsel), so that both TDBFG's and your interests are fully recognized and properly served.

D. Waivers
In certain limited situations, TDBFG may waive application of the Code to employees or directors. For employees (other than executive officers), any such waiver requires the express approval of the general counsel as well as the executive officer and Human Resources relationship manager responsible for that employee. For executive officers and directors, any such waiver requires the express approval of the Audit Committee of the Board of Directors of TD Bank. TDBFG will publicly disclose any such waiver granted to an executive officer or director, in accordance with applicable legislation.

E. Annual Attestation
TDBFG requires an annual attestation from all employees and directors stating that the employee or director is aware of and has abided by this Code. For employees, compliance with this requirement is a condition of continuing employment with TDBFG.